SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of November, 2007
(Commission File Number: 000-24876)
TELUS Corporation
(Translation of registrant’s name into English)
21st Floor, 3777 Kingsway
Burnaby, British Columbia V5H 3Z7
Canada
(Address of principal registered offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

This Form 6-K consists of the following:
Early Warning Report
Filed Pursuant to National Instrument 62-103

EARLY WARNING REPORT FILED PURSUANT TO
NATIONAL INSTRUMENT 62-103
and
Sections 176 (1), 176 (2), and 176(3) of the Securities Act (Alberta)
Sections 111(1) and 111(2) of the Securities Act (British Columbia)
Sections 92(1) and 92(2) of the Securities Act (Manitoba)
Sections 102(1) and 102(2) of the Securities Act (Newfoundland)
Sections 107(1) and 107(2) of the Securities Act (Nova Scotia)
Sections 101(1) and 101(2) of the Securities Act (Ontario)
Sections 147.11 and 147.12 of the Securities Act (Quebec)
Sections 126 (1) and (2) of the Securities Act (New Brunswick)
Sections 110(1) and 110(2) of the Securities Act, 1988 (Saskatchewan)
1.	Name and address of the Offeror:

TELUS Corporation (“TELUS”) Floor 8, 555 Robson Street Vancouver, BC V6B 3K9

2.	Designation and number or principal amount of securities and the Offeror’s securityholding percentage in the class of securities of which the Offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances:

On November 28, 2007, TELUS and Emergis Inc. (“Emergis”) executed a support agreement (the “Support Agreement”) pursuant to which TELUS agreed that it would make, or cause a wholly-owned subsidiary to make, an offer to purchase (the “Offer”), subject to the satisfaction of certain conditions, all of the issued and outstanding common shares (the “Common Shares”) in the capital of Emergis, including Common Shares issuable upon the exercise of the conversion of any Options and SRs (as such terms are defined in the Support Agreement and defined herein as the “Convertible Securities”) of Emergis, at a price of C$8.25 per Common Share in cash.

Contemporaneously with the execution of the Support Agreement, TELUS entered into lock-up agreements (collectively, the “Lock-Up Agreements”) with Crescendo Partners II L.P. Series M and Eric Rosenfeld, Libermont Inc. (a corporation controlled by Jean C. Monty), Pierre Ducros, François Côté, J. Spencer Lanthier, Peter C. Maurice, Carlos Carreiro, Robert Comeau, Marc Filion, François Gratton, Mark Groper, Monique Mercier, Keith Nugara and Yogen Appalraju (collectively, the “Supporting Shareholders”). Pursuant to the terms of the Lock-Up Agreements, the Supporting Shareholders agreed to accept the Offer and validly tender, or cause to be validly tendered to the Offer, and not withdraw, except in certain circumstances, all of the Common Shares owned by them, directly or beneficially, or over which they exercise direction or control and all Common Shares which may be issuable to them on the exercise of any Convertible Securities held by them.

The Supporting Shareholders beneficially own, or exercise control or direction over, approximately 20,427,674 Common Shares (which includes Common Shares issuable upon the exercise of the Convertible Securities representing approximately 22% of the currently issued and outstanding Common Shares (calculated on a fully-diluted basis)). The Lock-Up Agreements will be terminated in the event that the Support Agreement is terminated in accordance with its terms.

3.	Designation and number or principal amount of securities and the Offeror’s securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to obligation to file the news release:

Upon the execution and delivery of the Lock-Up Agreements as described in Section 2 above, TELUS may be deemed for the purposes of Canadian take-over bid legislation to beneficially own, or exercise control or direction over, approximately 20,427,674 Common Shares (which includes Common Shares issuable upon the exercise of the Convertible Securities), representing approximately 22% of the Common Shares on a fully-diluted basis.

4.	Designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in question 3 over which:
(i)	the Offeror, either alone or together with any joint actors, has ownership and control:

See response in Section 3 above.

(ii)	the Offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the Offeror or any joint actor:

See response in Section 3 above.

(iii)	the Offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

See response in Section 3 above.
5.	Name of the market in which the transaction or occurrence that gave rise to the news release took place:

Not applicable (private agreement).

6.	Purpose of the Offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

The Lock-Up Agreements were entered into in connection with TELUS’ intention to acquire all of the issued and outstanding Common Shares pursuant to the Offer.

Under the Support Agreement, if, within 120 days after the date of the Offer, the Offer has been accepted by holders of not less than 90% of the outstanding Common Shares (as required under Section 206 of the Canada Business Corporations Act) at the Expiry Time (as defined in the Support Agreement), TELUS may, at its option, acquire pursuant to Section 206 of the Canada Business Corporations Act, the remainder of the Common Shares from those shareholders who have not accepted the Offer. If that statutory right of acquisition is not available or not used by TELUS, TELUS has agreed under the Support Agreement to pursue other lawful means of acquiring the remaining Common Shares not tendered to the Offer.

7.	General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the Offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

See Section 2 above for details on the Support Agreement and the Lock-Up Agreements.

The Lock-Up Agreements may be terminated by notice in writing: (a) at any time prior to the Effective Time (as defined in the Lock-Up Agreements) by mutual consent of TELUS or an affiliate thereof (in this context, the “Offeror”) and a Supporting Shareholder; (b) by a Supporting Shareholder or the Offeror, if: (i) the Common Shares held by the Supporting Shareholder have not been taken up and paid for by the Offeror by a date that is 90 days after the Offer is commenced; or (ii) the Support Agreement is terminated in accordance with its terms for any reason; or (c) by a Supporting Shareholder if the Offeror is in material default of any covenant or obligation thereunder or if any representation or warranty of the Offeror under the Lock-Up Agreement shall have been at the date of the Lock-Up Agreement, or subsequently becomes, untrue or incorrect in any material respect; provided that the Supporting Shareholder has notified the Offeror in writing of any of the foregoing events and the same has not been cured by the Offeror within 10 days of the date such notice was received by the Offeror.

Contemporaneously with the execution of the Lock-Up Agreements, TELUS and Emergis entered into the Support Agreement as described in Section 2 above. Under the Support Agreement, the board of directors of Emergis agreed to, among other things, support the Offer and to refrain from soliciting competing acquisition proposals. The Support Agreement is subject to termination by TELUS and Emergis in certain circumstances.

8.	Names of any joint actors in connection with the disclosure required by Appendix E to NI 62-103:

Not applicable.

9.	In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the Offeror:

The only consideration given by TELUS was an agreement to make the Offer.

10.	If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 of NI 61-103 in respect of the reporting issuer’s securities:

Not applicable.
DATED at Edmonton, Alberta on November 30, 2007.

TELUS CORPORATION
By:	/s/ Audrey T. Ho
	Name:	Audrey T. Ho
	Title:	Senior Vice President, General Counsel and Corporate Secretary